Mail Stop 3561

June 1, 2006

Gordon Racette, President
Opes Exploration Inc.
8731 Cambie Road
Richmond, British Columbia
Canada, V6B 5Z5

>   **Re: Opes Exploration Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed May 5, 2006**
>   **File No. 333-133823**

Dear Mr. Racette:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 5

1. You disclose here that you staked two mineral claims in the Province of British Columbia, Canada on September 22, 2005. However, you disclose in other areas of the filing that you staked the mineral claims on January 31, 2006. Please clarify to us which date is correct and revise your disclosures such that the correct date is identified consistently throughout your filing.

2. Please forward to our engineer, as separate information and not as part of the registration statement, the geologic report prepared by Erik A. Ostensoe, Titled " Review and Recommendations, Lower Engineer 1 and Lower Engineer 2, Mineral Tenures, Wann Creek, dated February 15, 2006.

3. Please disclose that Erik A. Ostensoe has not visited your mineral claims.

Determination of Offering Price, page 13

4. Please discuss fully the factors taken into consideration in setting the offering price. See Item 505 of Regulation S-B. Please disclose the reasons for the significant increase in price from January 23, 2006 to January 31, 2006.

Biographical Information, page 20

5. Please briefly explain "control tactics instructor."

Description of Business, page 24

6. For the property(s), provide the disclosures required by Industry Guide 7(b). In particular, provide the location, means of access to the property(s), and transportation from the property(s). Insert a smaller scale map showing the location and access to the property, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Maps and drawings should include:

   - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
   - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
   - A north arrow.
   - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
   - A title of the map or drawing, and the date on which it was drawn.
   - In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

   Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

About Our Mineral Claims, page 26

7. Within the table after the first paragraph, please review the status of tenure number 525339 and, if required, rename as the Lower Engineer 2 claim.

Conditions to Retain Title to Our Mineral Claims, page 27

8. Please disclose the aggregate amount you must expend each year to maintain your claims in good standing.

Management's Discussion and Analysis, page 31

Exploration Plan, page 31

9. We note your disclosure that you had cash in the amount of $51,803 as of January 31, 2006. Please update your cash amounts to the most recent date practicable. Also, please disclose in your plan of operation the amount you will expend on offering related expenses.

Other Expenses of Issuance and Distribution, page 53

10. Please disclose the actual amount of the SEC registration fee.

Undertakings, page 57

11. Please provide the undertaking required by Item 512(e) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Eloise Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph I. Emas, Esq.
        Fax: (305) 531-1274